EXHIBIT 99.1

Molecular Partners Announces Clinical Progress in Phase 2 TACTIC Combination Trial of MP0317 for Patients with Cholangiocarcinoma

  Randomized Phase 2 study in front-line setting progressing well, with nine sites actively recruiting and patient treatment ongoing

  Data update expected in 2027, with trial completion in 2028

  Trial-in-progress poster to be presented at ESMO 2026 in October

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., July 16, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR – Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announces the dosing of first patients in an investigator-initiated Phase 2 proof-of-concept (POC) study of MP0317 in combination with chemoimmunotherapy in first line treatment for patients with advanced biliary tract carcinoma (TACTIC), also known as cholangiocarcinoma.

The randomized, multicenter TACTIC study (NCT07036380) in France aims to recruit 75 patients, with a 2-to-1 design, with 50 patients in the experimental arm and 25 in the control arm. The objective of the study is to assess the clinical benefit of MP0317 combined with standard-of-care (SoC) comprising the immunotherapy durvalumab, an anti-PD-L1 checkpoint inhibitor, plus gemcitabine-cisplatin-based chemotherapy, compared to SoC alone in frontline setting.

Nine expert trial sites are now activated and patient treatment is ongoing. A data update from the trial is expected in 2027, and completion of the study in 2028. A trial-in-progress poster on the MP0317 Phase 2 study has been accepted for presentation at the European Society for Medical Oncology (ESMO) Congress 2026, taking place October 23-27 in Madrid, Spain.

"Adding an immune modulating compound with the profile of MP0317 to front-line therapy could offer deeper and longer responses for cholangiocarcinoma patients who are receiving SoC. To date we have treated a number of patients through several cycles, and the study is advancing according to plan. We are highly encouraged by the progress so far and look forward to seeing what improvement in response is possible in these patients. MP0317 holds considerable potential to improve treatment options for patients, and we look forward to updating on trial progress in 2027,” said Prof. Christophe Borg, Head of the Medical Oncology Department at the University Hospital of Besançon and Principal Investigator of the TACTIC study.

“We are proud to support the TACTIC consortium in pursuing this novel treatment for patients with such a dire need for improved therapies. MP0317 has shown proof-of-mechanism in the completed Phase 1 study, with immune-mediated remodeling of the tumor microenvironment. We believe MP0317 could potentiate the effect of SoC for greater patient benefit across several cancer indications, and that combination with immunotherapy and SoC in first line cholangiocarcinoma is an optimal setting to evaluate its activity,” said Philippe Legenne, M.D., CMO of Molecular Partners.

MP0317, a FAP-localized CD40 agonist designed to drive immune-mediated remodeling of the tumor microenvironment (TME), is hypothesized to improve 12-month progression-free survival rate of patients with advanced cholangiocarcinoma compared to SoC alone. The TME is known to play a crucial role in the development of cholangiocarcinoma and other solid tumors, as well as in their treatment resistance.

Molecular Partners completed a Phase 1 dose-escalation study of MP0317 in patients with advanced solid tumors with 46 patients treated across 9 dose levels. Comprehensive biomarker analyses from the trial showed tumor-localized CD40 activation and TME remodeling as intended by design. The results of this Phase 1 study were recently published in Nature Cancer (Steeghs et al. 2026; DOI: 10.1038/s43018-026-01150-1).

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

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